
LIQUOR
DEPOT

LIQUOR
WORLD

SUPPL

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

September 15, 2006




06017284


PROCESSING
SECTION
RECEIVED
SEP 25 2006
152
SEC MAIL
WASH. D.C.

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release, dated September 15, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

Tory Thibaudeau
Corporate Paralegal

Encl.

September 2006

Liquor Stores Income Fund Announces August Cash Distribution

EDMONTON, Alberta, September 15, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of September 2006. The distribution will be paid on October 16, 2006 to holders of record of trust units on September 30, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership ("Liquor Stores LP").

Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The fund currently operates 98 stores.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

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For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179